Exhibit 99.1

For Immediate Release

Kenon Schedules Second Quarter 2015 Results Release for Tuesday, September 8, 2015

- Conference Call Scheduled for September 8, 2015 at 9am Eastern Time -

Singapore, August 31, 2015. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announced today that it will be releasing its second quarter 2015 results on Tuesday, September 8, 2015.

The Company will also host a conference call on the same day, Tuesday, September 8 starting at 9am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:	1-888-407-2553

UK:	0-800-917-9141

Israel:	03- 918-0644

International:	972-3-918-0664

Call starts at: 9am Eastern Time, 6am Pacific Time, 2pm UK Time, 4pm Israel Time, 9pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on the Company’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so, based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

As a reminder, Kenon’s 2014 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 31, 2015 and can be downloaded from the SEC’s website (http://www.sec.gov). Our 2014 Annual Report on Form 20-F is also available on our corporate website (http://www.kenon-holdings.com). Hard copies of our complete 2014 audited financial statements can be ordered, free of charge, by contacting us.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246